

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

April 5, 2005



VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Announces Results of the Fall 2004 Drilling and Start of Winter 2005 Program at its Tower Mountain Property, Ontario – dated March 4, 2005.
2. ValGold Reports Second Quarter Results – dated March 31, 2005.

Financials

3. Consolidated Interim Financial Statements and MD&A for period ended January 31, 2005 and 2004.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 4, 2005 Ticker Symbol: **VAL**-TSX Venture

VALGOLD ANNOUNCES RESULTS OF THE FALL 2004 DRILLING AND START OF WINTER 2005 PROGRAM AT ITS TOWER MOUNTAIN PROPERTY, ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to report that the Company has now received all of the assay results for the Tower Mountain project 2004 fall drill program. This sixth drilling campaign, completed in December 2004, has been successful in further defining the extent of the U-V gold mineralization plus it has resulted in the discovery of two new and separate gold zones, the A-D and the 4/36. The current round of new results includes assays for drill holes 04-32, 33 and 35, plus the extensions of holes 02-1, 04-18 and 04-24. In addition, the check assays for hole 04-36 have been received and confirm and improve the previously announced high-grade intersection. (see the ValGold announcement of February 9 2005).

Highlights of the better intersections include:

	Gold Zone	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t	Visible Gold
DDH 04-24 (Ext.)	**U-V**	**264.0**	**334.5**	**70.5**	**231.1**	**1.07**	**0.031**	
Including		**298.5**	**324.0**	**25.5**	**83.6**	**2.05**	**0.060**	
Including		**298.5**	**300.0**	**1.5**	**4.9**	**9.35**	**0.273**	
Including		**304.5**	**306.0**	**1.5**	**4.9**	**6.71**	**0.196**	
Including		**319.5**	**322.5**	**3.0**	**9.8**	**3.59**	**0.105**	
DDH 04-33	**U-V**	**55.5**	**57.0**	**1.5**	**4.9**	**12.00(1)**	**0.350**	**Yes**
DDH 04-36	**4/36**	**33.0**	**57.0**	**24.0**	**78.7**	**3.90**	**0.114**	
Including		**54.0**	**55.5**	**1.5**	**4.9**	**50.03(1)**	**1.459**	**Yes**

(1) Check assays completed and included in grade

All of the holes intersected broad areas of alteration and mineralization. Most of the drill holes intersected multiple intervals of greater than 0.5 grams/tonne gold ("g/t Au"), confirming the extension and strength of the U-V Gold Zone mineralization. The table at the end of this news release summarizes the principal zones. The Drill Location Plan is available on the Company's website, www.valgold.com.

The 2005 Exploration Program

The exploration program for the 2005 calendar year on the Tower Mountain project is now underway. Core drilling recommenced on February 23rd and during this year, ValGold intends to drill a further 10,000m of core with the focus being to in-fill the U-V zone and to expand the 4/36 and A-D gold areas. Fieldwork will also address completion of new geophysical surveys and sampling of surface showings to establish additional drill targets.

The previous drilling within the Property has to date amounted to more than 13 kilometers of core mainly from the U-V zones. The geology and assay results have been digitized for the preparation of a model of the mineralization. The modeling is the integral step leading to the calculation of a resource tonnage and grade contained within the zones. In addition, the statistical evaluation of the zones can facilitate interpretation of the shape and attitude of potential resource blocks as may be related to structural controls, and may also indicate areas requiring more drilling.

The objectives of the 2005 Tower Mountain exploration program include:

1. 10,000m of diamond drilling;
2. The completion of the initial resource estimation for the U-V zones;

3. An evaluation of the metallurgical characteristics of and the potential recovery of gold from the U-V mineralization;
4. The expansion of the dimensions and mineral potential of the 4/36 and A-D gold zones; and,
5. The development of new drill targets from the other surface occurrences of gold mineralization in and about the Tower Mountain porphyry complex.

The Tower Mountain Project

ValGold's exploration in the Matawin gold belt to date has been centered on its Tower Mountain property. The property is situated immediately south of the Trans-Canada Highway approximately 40 kilometers west of Thunder Bay in Northwestern Ontario. During 2004, ValGold completed 36 diamond drill holes within the Tower Mountain property, producing approximately 9,470m of core.

Also, several trenches have exposed U-V zones and several other areas of prospective gold mineralization. One such prospective area, the new A-D zone, has returned significant drill intersections in four diamond drill holes to date (see ValGold news of January 18th 2005). The A-D zone occurs about 1,200m south east of the U-V mineralization. It is traced on surface by trenches over a strike length of approximately 500m within a north-west trending corridor of mineralized exposures that may be up to 300m wide. The style of gold mineralization within the A-D zone consists of a low-grade, broad zone mineralized with disseminated pyrite and gold. Within the broad low-grade area are higher-grade intervals such as the 1.5m of core that returned a grade of 21.14 g/t Au (0.62 oz/t gold over 4.9 feet).

The new 4/36 zone was intersected near-surface in drill hole DDH04-36 that was collared approximately 450m southwest of the U-V zone. The 4/36 zone appears to be similar in mineralization style to the U-V gold occurrence that is bimodal and composed of a broad lower grade gold zone, occurring over significant widths with an associated high-grade section. **In this instance, the 4/36 high-grade intersection returned an average assay of 50.03 g/t Au over a width of 1.5m (approximately 1.50 oz/t gold across 4.9 feet).**

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person responsible for the exploration and development of the Tower Mountain Project. Mr. Pollock is responsible for all of the technical reporting in compliance with NI 43-101.

The Prospectors' and Developers' Association of Canada, PDAC, Convention is being held March 6th to the 9th at the Metro Toronto Convention Centre. The ValGold display will be at booth #2710 and management will be available to discuss the Company and its project. For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Highlights of Tower Mountain Drill Programs To Date

Drill Program	Holes Drilled	Total # of Meters	High Grade Zone	Low Grade Zone
Fall 2002	DDH02-01 to 05	1,042	23.17 g/t Au/1.5 m in DDH02-2	1.05 g/t Au/73.5 m in DDH02-3
Spring 2003	DDH03-01 to 05	1,085	11.77 g/t Au/3.0 m in DDH03-2	1.01 g/t Au/22.5 m in DDH03-3
Fall 2003	DDH03-06 to 12	1,499	19.76 g/t Au/1.5m in DDH03-11	0.5 g/t Au/58.5 m in DDH03-8
Winter 2004	DDH04-01 to 10	2,601	160.0 g/t Au/1.5m in DDH04-6	1.76 g/t Au/84.0m in DDH04-9
Summer 2004	DDH-04-11 to 23	3,450	68.91 g/t Au/0.2m in DDH04-19	1.93 g/t Au/37.5m in DDH04-15
Fall 2004	**DDH-04-24 to 36**	**3,418**	**50.03 g/t Au/1.5m in DDH04-36**	**0.94 g/t Au/106.5m in DDH04-31**
Total	**53 Holes**	**13,095**		

The following is a list of the Tower Mountain Project significant drill intercepts where sample intervals of 1.5m graded 0.5 g/t Au or greater.

	Gold Zone	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 02-1 Ext.	**4/36**	216.0	219.0	3.0	9.8	0.77	0.023
		297.0	298.5	1.5	4.9	1.53	0.045
DDH 04-18 Ext.	**U-V**	238.5	244.5	6.0	19.7	0.64	0.019
		249.0	250.5	1.5	4.9	0.52	0.015
DDH 04-24 Ext.	**U-V**	**264.0**	**334.5**	**70.5**	**231.1**	**1.07**	**0.031**
Including		**298.5**	**324.0**	**25.5**	**83.6**	**2.05**	**0.060**
Including		**298.5**	**300.0**	**1.5**	**4.9**	**9.35**	**0.273**
Including		**304.5**	**306.0**	**1.5**	**4.9**	**6.71**	**0.196**
Including		**319.5**	**322.5**	**3.0**	**9.8**	**3.59**	**0.105**
DDH 04-32	**A-D**	13.5	15.0	1.5	4.9	0.60	0.017
		18.0	19.5	1.5	4.9	0.53	0.015
		24.0	25.5	1.5	4.9	1.32	0.038
		30.0	31.5	1.5	4.9	0.72	0.021
		55.5	58.5	3.0	9.8	0.69	0.020
		217.5	219.0	1.5	4.9	0.78	0.023
DDH 04-33	**U-V**	**55.5**	**57.0**	**1.5**	**4.9**	**12.00**	**0.350**
		99.0	100.5	1.5	4.9	0.53	0.016
		160.5	**178.5**	**18.0**	**59.0**	**0.81**	**0.024**
Including		**165.0**	**172.5**	**7.5**	**24.6**	**1.22**	**0.036**
DDH 04-35	**U-V**	27.0	28.5	1.5	4.9	0.66	0.019
		43.5	45.0	1.5	4.9	1.26	0.037
		52.5	**61.5**	**9.0**	**29.5**	**1.12**	**0.033**
		64.5	67.5	3.0	9.8	0.64	0.019
		117.0	118.5	1.5	4.9	0.98	0.029
DDH 04-36	**4/36**	**33.0**	**57.0**	**24.0**	**78.7**	**3.90**	**0.114**
Including		**54.0**	**55.5**	**1.5**	**4.9**	**50.03**	**1.459**
		66.0	**78.0**	**12.0**	**39.3**	**0.94**	**0.027**

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.valgold.com/

March 31, 2005

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS SECOND QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its results for the for the six months ended January 31, 2005 ("fiscal 2005") as a loss of $518,857 or $0.03 per share compared to consolidated earnings of $1,746,012 or $0.11 per share in the six months ended January 31, 2004 ("fiscal 2004").

- During fiscal 2005, ValGold raised $486,200 in two flow-through private placements. During fiscal 2004, ValGold raised a total of $1,487,061 in three private placements.
- During fiscal 2005, cash flow from operations used $931,600 compared to $1,149,518 in fiscal 2004. Cash expenditures on mineral property interests totalled $875,652 in fiscal 2005 compared to $409,666 in fiscal 2004. The cash expenditures were incurred on the following mineral properties in fiscal 2005: Tower Mountain - $548,343 (2004: $185,792), Hunter Mine - $95,151 (2004 - $8,949), Jinzhuang Project - $32,935 (2004 - $151,554), Manitoba Nickel Properties – recovery of $18,467 (2004 – expenditure of $26,113), the TCG Property - $184,884 (2004 - Nil) and the Horseshoe Property - $32,506 (2004 - $67,541).
- In fiscal 2005, ValGold has incurred write-downs of mineral property interests of $84,339, with no comparative write-down in fiscal 2004.
- In fiscal 2004, ValGold invested $2,037,500 on the exercise of 1,050,000 warrants in Northern Orion to acquire 1,050,000 common shares. No comparative investment was made in fiscal 2005.
- In fiscal 2004 ValGold sold 2,000,000 common shares in Northern Orion Resources Inc. ("Northern Orion") for a gain of $2,494,700, which resulted in earnings in fiscal 2004. There was no comparative income in fiscal 2005.

At January 31, 2005, ValGold's working capital, defined as current assets less current liabilities, was $2,429,995, compared with working capital of $3,223,302 at July 31, 2004. ValGold holds securities in public companies that as at January 31, 2005 had an aggregate market value of $3,711,657.

Stephen J. Wilkinson
President & Chief Executive Officer

Shannon M. Ross
Chief Financial Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended
January 31, 2005 and 2004
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets

	January 31, 2005	July 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 41,112	$ 50,401
Temporary investments	2,184,691	3,488,929
Due from related parties (Note 8)	145,190	92,994
Accounts receivable and prepaids	105,343	178,268
	2,476,336	3,810,592
Investments (Note 5)	1,402,101	1,402,101
Equipment (Note 6)	4,564	3,112
Mineral property interests (see schedules) (Note 4)	3,083,430	2,264,567
	$ 6,966,431	$ 7,480,372
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 41,989	$ 581,687
Due to related parties (Note 8)	4,352	5,603
	46,341	587,290
Shareholders' equity		
Share capital (Note 7)	34,609,545	34,095,795
Contributed surplus	719,328	687,213
Deficit	(28,408,783)	(27,889,926)
	6,920,090	6,893,082
	$ 6,966,431	$ 7,480,372

Subsequent events (Notes 7 and 11)

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit

	Three months ended January 31, 2005	Three months ended January 31, 2004	Six months ended January 31, 2005	Six months ended January 31, 2004
Expenses				
Amortization	$ 228	$ 1,150	$ 384	$ 1,222
Foreign exchange	(720)	(99)	15,534	13,180
Legal, accounting and audit	4,295	57,751	18,442	67,698
Management fees	7,500	7,500	45,000	15,000
Office and administration	15,450	26,702	34,876	54,379
Property investigations	8,730	265	45,574	10,081
Salaries and benefits	47,737	446,404	133,812	519,176
Shareholder communications	77,520	56,498	124,395	86,096
Travel and conferences	26,239	1,667	45,098	1,667
Write-down of mineral property interests	48,994	--	84,339	3
Interest and other income	(14,922)	(14,039)	(28,597)	(19,814)
	221,051	583,799	518,857	748,688
Gain on sale of investments	--	1,295,600	--	2,494,700
Earnings (loss) for the period	(221,051)	711,801	(518,857)	1,746,012
Deficit, beginning of period	(28,187,732)	(27,473,405)	(27,889,926)	(28,507,616)
Deficit, end of period	$(28,408,783)	$(26,761,604)	$(28,408,783)	$(26,761,604)
Earnings (loss) per share, basic	$ (0.01)	$ 0.04	$ (0.03)	$ 0.11
Earnings (loss) per share, fully diluted	$ (0.01)	$ 0.03	$ (0.03)	$ 0.08
Weighted average number of common shares outstanding - basic	20,330,353	17,963,058	20,313,701	16,414,331
Weighted average number of common shares outstanding – fully diluted	20,330,353	23,995,468	20,313,701	21,249,849

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows

	Three months ended January 31, 2005	Three months ended January 31, 2004	Six months ended January 31, 2005	Six months ended January 31, 2004
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ (221,051)	$ 711,801	$ (518,857)	$ 1,746,012
Items not involving cash				
Amortization	228	1,150	384	1,222
Stock-based compensation	13,935	386,342	32,115	386,342
Gain on sale of investment	--	(1,295,600)	--	(2,494,700)
Accrued interest on temporary investments	(2,190)	(1,107)	(9,361)	(1,107)
Write down of mineral property interests	48,994	--	84,339	3
	(160,084)	(197,414)	(411,380)	(362,228)
Changes in non-cash working capital				
Restricted cash	296,512	(801,404)	--	(801,404)
Accounts receivable and prepaids	6,672	(84,284)	72,925	(69,178)
Due from related parties	(40,585)	(37,608)	(53,447)	8,615
Accounts payable and accrued liabilities	(127,053)	82,843	(539,698)	74,677
	(24,538)	(1,037,867)	(931,600)	(1,149,518)
Investing activities				
Mineral property interests				
Acquisition costs	--	(35,090)	(25,191)	(42,414)
Exploration and development costs	(477,027)	(231,675)	(850,461)	(367,252)
Investments in securities	--	(37,500)	--	(2,037,500)
Purchase of equipment	(1,836)		(1,836)	
Proceeds from sale of investments	--	2,500,000	--	5,103,500
Change in temporary investments	77,450	(3,699)	1,313,599	109,573
	(401,413)	2,192,036	436,111	2,765,907
Financing activities				
Common shares issued for cash	39,600	423,527	486,200	1,521,823
Increase (decrease) in unrestricted cash and cash equivalents during the period	(386,351)	1,577,696	(9,289)	3,138,212
Unrestricted cash and cash equivalents, beginning of period	427,463	1,855,651	50,401	295,135
Cash, restricted cash, and cash equivalents, end of period	$ 41,112	$ 3,433,347	$ 41,112	$ 3,433,347
Supplemental information				
Shares issued for mineral property interests	$ --	$ --	$ 27,550	$ 25,850
Stock based compensation capitalised	--	30,283	--	30,283

Supplementary cash flow information (Note 9)

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended January 31, 2005 and 2004

1. Basis of presentation:

The accompanying financial statements for the interim periods ended January 31, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2004.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in Canada and China.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Significant accounting policies:

(a) Stock-based compensation

As of August 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital. No stock compensation expense is recorded for stock options awarded and outstanding prior to August 1, 2003.

Prior to August 1, 2003, the Company accounted for its stock-based compensation using intrinsic values. Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of stock options was recorded as share capital.

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2005 Total Costs	July 31, 2004 Total Costs
Tower Mountain	$ 134,126	$ 1,684,690	$ 1,818,816	$ 1,313,721
Hunter Gold Mine (c)	50,085	474,498	524,583	412,382
China Properties (b)	7,946	177,238	185,184	8,156
Manitoba Nickel	164,092	265,396	429,488	447,955
Horseshoe (a)	40,550	84,809	125,359	82,353
	$ 396,799	$ 2,686,631	$ 3,083,430	$ 2,264,567

(a) Horseshoe Property, British Columbia

The Company has entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($17,000 paid) and to issue 100,000 common shares (65,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

(b) China Properties

Tongchanggou Copper-Gold Mine (the "TCG")
The Company has entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which the Company may earn up to a 90% interest in the Tongchanggou copper-gold mine located in the Qinghai Province, China. The Company has agreed to form a co-operative joint venture and to make $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments within a four-year period to earn an initial 80% joint venture interest. The Company may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation. The TCG property comprises one tenement and one mining lease registered in the name of the optionor. The tenement covers an area of 4.75 square kilometers ("km^2") and expires on May 5, 2005. The mining lease is for an area of 0.90 km^2 and allows the optionor to mine a total of 3,000 tonnes of ore per annum. This lease expires in May 2005. Both the tenement and mining lease are renewable.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended January 31, 2005 and 2004

4. Mineral property interests (continued):

(b) China Properties (continued)

Jinzhuang, China
In October 2003, the Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gave the Company the exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 (paid), and $18,000 on commencement of commercial production. Production would be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who was to be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. After a drilling program and metallurgical testing, the Company determined that the results did not meet with the Company's expectations and as a result, at July 31, 2004, the Company wrote down the carrying value of the property by $289,977. During the six months ended January 31, 2005, $41,091 in exploration costs were incurred on the Jinzhuang tailings project and have been written off.

(c) Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($10,000 paid) and issue 325,000 common shares (110,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

5. Investments:

	Number of Shares	Net Book Value January 31, 2005	Market Value January 31, 2005
Emgold Mining Corporation (Note 8(f))	400,000	$ 40,000	$ 260,000
Sultan Minerals Inc. (Note 8(f))	665,000	99,750	89,775
Cream Minerals Ltd. (Note 8(f))	135,000	25,650	37,800
Manhattan Minerals Corp.	50,000	8,000	2,750
LMC Management Services Ltd. (Notes 8(b) and (f))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	3,321,332
		$ 1,402,101	$ 3,711,658

6. **Equipment:**

	Cost	Accumulated Depreciation	Net Book Value January 31, 2005	Net Book Value July 31, 2004
Office equipment	$ 3,192	$ 395	$ 2,797	$ 3,112
Computer equipment	$ 1,836	$ 69	$ 1,767	$ —
Total	$ 5,028	$ 464	$ 4,564	$ 3,112

The cost of equipment at July 31, 2004, was $3,192.

7. **Share capital:**

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2002	12,540,607	$31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	261,667	116,500
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised for cash	20,000	5,000
Warrants exercised for cash	931,857	262,002
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, July 31, 2004	19,452,726	34,095,795
Shares issued for mineral property interests	90,000	27,550
Private placement – flow-through, less share issue costs	1,020,555	367,400
Private placement – flow-through, less share issue costs	330,000	118,800
Balance, January 31, 2005	20,893,281	$34,609,545

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 3,524,840 stock options. In addition, options may be issued in exchange for goods or services.

The Company's independent auditor has not performed a review of these financial statements.

7. Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the period ended January 31, 2005, is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2002	1,925,000	$0.43
Granted	660,000	$0.25
Cancelled	(285,000)	$0.43
Balance, July 31, 2003	2,300,000	$0.38
Granted	2,100,000	$0.51
Exercised	(20,000)	$0.25
Cancelled	(20,000)	$0.43
Balance, July 31, 2004	4,360,000	$0.44
Cancelled	(85,000)	$0.43
Balance, January 31, 2005	4,275,000	$0.44
Vested at January 31, 2005	4,243,750	$0.44

The following table summarizes information about the stock options outstanding and exercisable at January 31, 2005:

Exercise Price	Number Outstanding and Exercisable at January 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,560,000	6.3 years	$0.43
$0.25	640,000	8.0 years	$0.25
$0.64	1,075,000	9.0 years	$0.64
$0.36	968,750	4.8 years	$0.36
	4,243,750		$0.44

For the six months ended January 31, 2005, $nil was capitalised to mineral property interests as stock option compensation. However, stock options valued at $9,541 were included in expenses as salaries and benefits, and stock options valued at $22,574 were included in expenses as shareholder communications. These amounts are pursuant to stock option grants during the year ended July 31, 2004.

Warrants

As at January 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,029,200	$0.40	October 8, 2005
418,300	$0.70	December 18, 2005
2,447,500		

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended January 31, 2005 and 2004

8. Related party transactions and balances:

Services provided by:	Six months ended January 31, 2005	2004
Lang Mining Corporation, management fee (a)	$ 30,000	$ 15,000
LMC Management Services Ltd. (b)	157,991	199,294
Glencoe Management Ltd. (c)	15,000	—
Legal fees (d)	13,788	8,916

Balances receivable from (payable to) (e):	January 31, 2005	July 31, 2004
LMC Management Services Ltd. (b)	$ 145,190	$ 92,994
Total balances receivable	145,190	92,994
Directors' fees & expenses	(1,677)	(2,400)
Glencoe Management Ltd. (c)	(2,675)	—
Legal fees (d)	—	(3,203)
Total balances payable	$ (4,352)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. In the six months ended January 31, 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 5).

(c) Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd., for the services of the Chairman.

(d) Legal fees were accrued as owing to a law firm of which a director is an associate counsel, and of which an officer is a partner.

(e) Balances receivable from related parties are non-interest bearing and due on demand (See Note 8(a)).

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

The Company's independent auditor has not performed a review of these financial statements.

9. Supplementary cash flow information:

During the six months ended January 31, 2005 and 2004, the Company conducted non-cash investing and financing activities as follows:

	2005	2004
Shares issued for mineral property interests and finders' fees	$ 27,550	$ 25,850

10. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and China. All of the investment income is earned in Canada.

Segment assets by geographical location are as follows:

January 31, 2005	Canada	China	Total
Mineral property interests	$ 2,898,246	$ 185,184	$ 3,083,430
Equipment	$ 4,564	$ —	$ 4,564

July 31, 2004	Canada	China	Total
Mineral property interests	$ 2,256,411	$ 8,156	$ 2,264,567
Equipment	$ 3,112	$ —	$ 3,112

11. Subsequent events:

Subsequent to January 31, 2005, the following transactions were entered into by the Company:

(a) 110,000 common shares were issued pursuant to mineral property option agreements at prices ranging from $0.34 to $0.40 per share;

(b) 20,000 stock options were exercised at a price of $0.25 per common share;

(c) the Company entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company is to make payments to the optionor of $220,000 and 200,000 common shares over four years, and expend $2,500,000 on exploration prior to December 31, 2008. Upon vesting of the 60% initial interest the Company and the optionor shall enter into a 60:40 joint venture for further exploration and development of the property. Alternatively, the Company may acquire an additional 30% interest in the property to a total of 90% by completing a feasibility study for the property by December 31, 2010. Upon delivery of a feasibility study, the joint venture interest for the property would be adjusted to 90:10. If the optionor elects not to participate in a post-feasibility study joint venture, its interest would be converted into a 2% Net Smelter Royalty ("NSR") that may be reduced to a 1% NSR by payment to the optionor of $1,000,000 prior to the commencement of commercial production.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended January 31, 2005 and 2004

11. Subsequent events (continued):

(d) the Company entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 and issuing 200,000 common shares to the optionor over four years. In addition, the Company must incur exploration expenses of $500,000 prior to December 31, 2008. Upon the vesting of the 60% interest as set out above, the Company and the optionor shall enter into a 60:40 joint venture for the further exploration and development of the property. The Company may acquire an additional 30% for a total of 90% interest in the property by agreeing to complete a feasibility study by December 31, 2010. If the optionor elects not to participate in a post-feasibility study joint venture, its interests shall be converted into a 2% NSR that may be reduced to a 1% royalty by a payment of $2,000,000 to the optionor prior to the commencement of commercial production.

(e) In October and November 2004, the Company issued 1,350,555 flow-through shares ("FTS") for gross proceeds of $486,200. Under the FTS agreements, the Company agreed to renounce $486,200 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During fiscal 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $173,184. Consequently, subsequent to the six months ended January 31, 2005, the Company will recognize a reduction in share capital and an increase in deferred income taxes of $173,184. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset, the Company will recognize that asset and related income at that time.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
For the six months ended January 31, 2005

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests Jan 31, 2005
Acquisition costs						
Balance, beginning of period	$ 133,364	$ 22,650	$ —	$ 168,022	$ 20,022	$ 344,058
Incurred (recovered) during the period	762	27,435	7,946	(3,930)	20,528	52,741
Write-down during the period	(34,000)	—	—	—	—	(34,000)
Balance, end of period	100,126	50,085	7,946	164,092	40,550	362,799
Exploration and development costs						
Incurred during the period						
Assays and analysis	41,637	14,309	8,968	—	1,090	66,004
Drilling	285,925	54,281	82,652	—	—	422,858
Geological and geophysical	182,416	13,015	87,842	2,270	14,281	299,824
Site activities	8,766	—	1,430	—	392	10,588
Travel and accommodation	28,837	3,161	29,281	342	6,715	68,336
Government assistance	—	—	—	(17,149)	—	(17,149)
	547,581	84,766	210,173	(14,537)	22,478	850,461
Balance, beginning of period	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Write-down of mineral property interests	(9,248)	—	(41,091)	—	—	(50,339)
Balance, end of period	1,693,690	474,498	177,238	265,396	84,809	2,720,631
Total Mineral Property Interests	$ 1,818,816	$ 524,583	$ 185,184	$ 429,488	$ 125,359	$ 3,083,430

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2004

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2004
Acquisition costs						
Balance, beginning of year	$ 74,645	$ —	$ —	$ 46,001	$ —	$ 120,646
Incurred during the year	58,722	22,650	15,849	122,021	20,022	239,264
	133,367	22,650	15,849	168,022	20,022	359,910
Write-down of mineral property interests	(3)	—	(15,849)	—	—	(15,852)
Balance, end of year	133,364	22,650	—	168,022	20,022	344,058
Exploration and development costs						
Incurred during the year						
Assays and analysis	54,793	3,220	42,336	3,750	1,308	105,407
Drilling	545,217	312,171	22,434	129,982	—	1,009,804
Geological and geophysical	187,305	59,698	122,942	71,563	32,958	474,466
Site activities	8,860	1,292	5,658	1,391	436	17,637
Travel and accommodation	29,574	9,733	88,914	58,273	19,931	206,425
Trenching	5,233	—	—	—	—	5,233
	830,982	386,114	282,284	264,959	54,633	1,818,972
Balance, beginning of year	350,014	3,618	—	14,974	7,698	376,304
Write-down of mineral property interests	(639)	—	(274,128)	—	—	(274,767)
Balance, end of year	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Total Mineral Property Interests	$ 1,313,721	$ 412,382	$ 8,156	$ 447,955	$ 82,353	$ 2,264,567

ValGold Resources Ltd.
Three and Six Months Ended
January 31, 2005

1.1 Date

The effective date of this interim report is March 28, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's consolidated loss for the six months ended January 31, 2005 ("fiscal 2005" or "Q1 2005") was $518,857 or $0.03 per share compared to consolidated earnings of $1,746,012 or $0.11 per share in the six months ended January 31, 2004 ("fiscal 2004" or "Q1 2004").
- In fiscal 2004 ValGold sold 2,000,000 common shares in Northern Orion Resources Inc. ("Northern Orion") for a gain of $2,494,700, which resulted in earnings in fiscal 2004. There was no comparative income in fiscal 2005.
- During fiscal 2005, ValGold raised $366,800 in a flow-through private placement. During fiscal 2004, ValGold raised a total of $1,550,061 in three private placements completed in the period.
- During fiscal 2005, cash flow from operations used $931,600 compared to $1,149,518 in fiscal 2004. Cash expenditures on mineral property interests totalled $751,652 in fiscal 2005 compared to $409,666 in fiscal 2004. The cash expenditures were incurred on the following mineral properties in fiscal 2005: Tower Mountain - $548,343 (2004: $ 185,792), Hunter Mine - $112,201 (2004 - $8,949), Jinzhuang Project - $41,091 (2004 - $135,705), Manitoba Nickel Properties – recovery of $18,467 (2004 – expenditure of $26,113), the TCG Property - $185,184 (2004 - Nil) and the Horseshoe Property - $43,006 (2004 - $65,841).
- In fiscal 2004, ValGold invested $2,037,500 on the exercise of 1,050,000 warrants in Northern Orion to acquire 1,050,000 common shares. No comparative investment was made in fiscal 2005.

1.2.1 Tower Mountain Gold Project

Fiscal 2005 exploration expenditures on the Tower Mountain project included the following: assays and analysis - $41,637 (2004 - $11,993); drilling - $285,925 (2004 - $97,982); geological and geophysical - $182,416 (2004 - $55,837) and travel, site activities and trenching - $37,603 - (2004 - $19,656).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes

the original Tower Mountain property and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 4,497 acres (1,820 ha). The Company has terminated its option on the adjoining Bateman Lake claims and costs of $43,248 relating directly to the Bateman Lake claims were written off in the current period.

During Q2 2005, the Company commenced drilling of an additional 14 holes on the property. Drilling was completed in December 2004, and assay results were disclosed in a news release in March 2005.

The exploration program for the 2005 calendar year on the Tower Mountain project is now underway. Core drilling recommenced on February 23rd and during this year ValGold intends to drill a further 10,000m of core with the focus being to in-fill the U-V zone and to expand the 4/36 and A-D gold areas. Fieldwork will also address completion of new geophysical surveys and sampling of surface showings to establish additional drill targets.

The previous drilling within the Property has to date amounted to more than 13 kilometers of core mainly from the U-V zones. The geology and assay results have been digitized for the preparation of a model of the mineralization. The modeling is the integral step leading to a resource calculation for tonnage and grade contained within the zones. In addition, the statistical evaluation of the zones can facilitate interpretation of the shape and attitude of potential resource blocks as may be related to structural controls, and may also indicate areas requiring more drilling.

The objectives of the 2005 Tower Mountain exploration program include:

1. 10,000m of diamond drilling;
2. The completion of the initial resource estimation for the U-V zones;
3. An evaluation of the metallurgical characteristics of and the potential recovery of gold from the U-V mineralization;
4. The expansion of the dimensions and mineral potential of the 4/36 and A-D gold zones; and,
5. The development of new drill targets from the other surface occurrences of gold mineralization in and about the Tower Mountain porphyry complex.

1.2.2 Manitoba Nickel Properties

ValGold holds interests in three groups of claims: - Mineral Exploration License 229 ("MEL 229"), the Big Claims and the Stephens Lake Property. In August 2004, ValGold received a report from BHP describing the results from geophysical surveys over the Big Claims and Stephens Lake properties in Manitoba. BHP reported that a large airborne magnetic survey was flown over the Big Claims and the Stephens Lake Project to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralization. Four coincident electromagnetic/magnetic targets have been identified (BEM001-004) and their depths range from 140 to 233 meters. BHP Billiton has identified two geophysical targets on the Big Claims Property that will be tested by a minimum of 500m of NQ core. In addition, the program will involve a minimum of 1,000m of NQ diamond drilling in four, airborne geophysical targets on the Stephens Lake property.

1.2.3 Hunter Gold Mine

During fiscal 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, we have agreed to make total cash payments of $50,000 ($10,000 paid) and issue 325,000 common shares

(110,000 issued) to the optionor over a five-year period. In addition to the above, we must incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. During fiscal 2005, 55,000 common shares with a value of $17,050 were issued pursuant to the option agreements.

In fiscal 2005, expenditures included the following costs: drilling - $54,281; assays and analysis - $14,309, geological and geophysical - $13,015 and site and travel costs - $3,161. Results of assays are being compiled but are expected to be released later in 2005.

Future Plans

ValGold intends to continue the drilling of the Hunter gold zones, weather permitting. The next drilling phase is to be conducted from a barge on Porcupine Lake to extend the known dimensions of the main mineralization. The program may include a further 3,000m of coring.

1.2.4 Horseshoe, Patricia And High Grade Claims

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. We agreed to make total cash payments of $32,000 ($17,000 paid) and issue 100,000 common shares (65,000 issued) to the optionor over a 24-month period. In addition, we must also incur exploration expenses of $250,000 prior to the third anniversary. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production. During Q1 2005, 35,000 common shares with a value of $10,500 were issued pursuant to the option agreement

The Horseshoe Property is located about 12 kilometers south of the town of Stewart and consists of five contiguous staked claims composed of 72 units that cover approximately 1,450 hectares. To date, three zones of gold-silver mineralization have been identified within the claim area associated within strataform, siliceous sulphide-rich beds. ValGold sampled the "High Grade Vein" and found significant mineralization that returned in one instance a grade of 6.45 grams per tonne (0.21 ounces per ton) across a width of 3.3m. The property is being reviewed for potential drill sites for a possible 2005 work program.

In fiscal 2005 we completed mapping and soil sampling of the property, for a total cost of $22,478 compared to $60,127 incurred in exploration costs in fiscal 2005.

1.2.5 Jinzhuang Tailings

In October 2003, ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings that are located at three sites are the product of over four hundred years of gold mining. The Jinzhuang mining area is located in Fengkai County, in the southern Chinese province of Guangdong. It is accessible by paved highway with secondary gravel roads within the area. In addition, most of the tailings are accessible by motorized water barge that can transport personnel and equipment along a two-kilometre long hydroelectric plant reservoir.

After receiving and confirming metallurgical results, we determined that the property did not meet our expectations and as a result, $289,977 in property acquisition and exploration expenditures was written

off in the year ended July 31, 2004. $41,091 in additional exploration costs incurred during the six months ended January 31, 2005, have also been written off.

1.2.6 The Tongchanggou Copper-Gold Mine

In September 2004 ValGold entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau, under which ValGold may earn up to a 90% interest in the Tongchanggou copper-gold mine (the "TCG") located in the Qinghai Province, China. ValGold has agreed to form a co-operative joint venture and to make $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments within a four-year period to earn an initial 80% joint venture interest. ValGold may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation.

The TCG property is located in Qinghai Province, north central China, 210 km northwest of the capital city of Xining. Geographically, it lies within the northern Qilian Mountains that separate the provinces of Qinghai and Gansu. Access to the property is via the Ningzhang highway north from Xining to a point 45 km north of the town of Qingshizui then via a four-kilometer dirt road to the mine camp.

To date, ValGold has completed further sampling of the mineralized areas, approximately 20 line-kilometers of induced polarization surveys and diamond drilled the first exploratory hole. Assays of the drill core were reported in a news release dated January 14, 2005.

1.2.7 The Roy-Can Property

The Roy-Can property, acquired subsequent to January 31, 2005, is located on the south shore of Lake Nipigon in the Black Sturgeon Lake Map Area approximately 120 kilometres north of Thunder Bay, Ontario. The Roy-Can claims were staked over a large gravity anomaly and consist of 43 staked claims amounting to 586 units that cover approximately 9,375 hectares (23,170 acres). Access to the claims is by logging roads that exit from Highway 527.

Geological Setting
The Roy-Can property is underlain by Archean rocks of the southern Wabigoon subprovince that are unconformably overlain by Proterozoic sedimentary rocks of the Sibley Group. The Sibley rocks are intruded by mafic sills of the Proterozoic Nipigon Diabase Sill Complex. No Archean rocks are known to be exposed on the property.

The most prominent structural feature in the area is the presence of a number of northwest-trending faults that comprise the Black Sturgeon fault zone. These faults are most evident from various topographic lineaments in the area and may represent a failed arm of the Middle Proterozoic Midcontinent Rift. The faults are also believed to have been one of the main controls on the deposition of the Sibley Group sedimentary rocks. Other regional faults in the area strike northeast parallel to the fabric of the Wabigoon and Quetico subprovinces.

The other prominent feature covered by the claims is the 20 mGal gravity anomaly. The anomaly has a general east-west strike, with an irregular ovoid shape that is approximately 8 kilometres wide by 15 kilometres long. It may represent the presence of a buried, iron-rich, intrusive body into the underlying Archean basement rocks.

The Roy-Can property is believed to be prospective for one or more world-class styles of mineralization,

including iron oxide copper gold ("IOCG") mineralization similar to the Olympic Dam deposit of Australia. The Property has all of the following characteristics:

- Several regional scale faults including those associated with a failed arm of the Midcontinent rift;
- A significant gravity anomaly;
- Regional scale magnetic features;
- Proximity to a regional geological boundary;
- An unconformity between continental sedimentary rocks and underlying Archean sediments and volcanics (basement rocks);
- Proximity to felsic to ultramafic intrusive bodies as exposed in the surrounding basement rocks; and
- Closely associated occurrences of gold, uranium, copper and hematite in nearby basement rocks.

1.2.8 The Q-9 Property

The Q-9 property, acquired subsequent to January 31, 2005, consists of 18 claims, comprised of 235 units that cover approximately 3,760 hectares (approximately 9,300 acres), located in the Saganagons Lake Map Area approximately 120 kilometres west of Thunder Bay, Ontario. Access to the claims is via Highway 802 that exits south from the Trans Canada Highway 70 km west of Thunder Bay. Logging roads run from Highway 802 to the Property.

Geological Setting
The Property is situated in the Saganagons portion of the Shebandowan greenstone belt. All rocks in the area are of Archean age and consist of felsic to mafic metavolcanic units that are intruded by granite batholiths and small bodies of diorite, gabbro, peridotite and felsic to mafic porphyries. The strike of the belt is east-northeast and with generally steep to vertical dips. The belt is well known for hosting several discoveries including the past producing Shebandowan nickel mine, the Moss Lake gold deposit, the Ardeen gold mine, and ValGold's Tower Mountain gold zones.

Property Geology
Most of the Q-9 property is underlain by intermediate to mafic metavolcanic units with small lenses of felsic to intermediate volcanic rocks. Bands of oxide iron formation up to 7.6 metres wide occur in the mafic volcanic flows along the northwest edge of the property. Intrusive rocks include granite, quartz and/or feldspar porphyry and peridotite.

Although the property has seen only minor exploration work, several gold occurrences have been discovered. Most of these occurrences are associated with quartz-carbonate veins or vein stockworks often within or along the contacts of felsic porphyry dykes or sills. Minor amounts of sulphide minerals, including, pyrite, chalcopyrite and galena commonly accompany the precious metal mineralization. The Optionors, while staking the Property in December 1988, discovered a quartz vein referred to as the Cunniah Lake high-grade Zone. The vein contained large amounts of visible gold and petzite (Ag_3AuTe_2), and returned assays from select grab samples as high as 54.70 ounces per ton gold and 537.4 ounces per ton silver. A bulk sample from the vein weighing 420 kilograms was removed from a trench located on the zone that returned an average assay of 356.3 g/t gold and 850 g/t silver (10.4 oz/t Au and 24.8 oz/t Ag).

Fieldwork will begin on the property as soon as weather conditions permit. The initial program work will consist of reconnaissance geological mapping and sampling followed up by trenching of the best gold occurrences.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 ValGold must make cash payments totalling $171,667, of which $80,000 has been paid to the date of this report, and issue 336,667 common shares, of which 200,000 common shares have been issued, to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made at solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

1.2.9 Market Trends

In 2005 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The average gold price in 2004 averaged approximately US$409.72 per ounce and has ranged from US$410 to US$438 per ounce and averaged approximately US$427 per ounce in 2005 to March 28, 2005.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at July 31, 2004	As at July 31, 2003	As at July 31, 2002
Current assets	$ 3,810,592	$ 2,110,730	$ 1,958,836
Mineral property interests	2,264,567	496,950	39,061
Other assets	1,405,213	1,362,726	2,218,888
Total assets	7,480,372	3,970,406	4,216,785
Current liabilities	587,290	250,256	46,321
Shareholders' equity	6,893,082	3,720,150	4,170,464
Total shareholders' equity and liabilities	7,480,372	3,970,406	4,216,785
Working capital	3,223,302	1,860,474	1,912,515

	Year ended July 31, 2004	Year ended July 31, 2003	Year ended July 31, 2002
Expenses (Recoveries)			
Amortization	$ 152	$ 384	$ 1,367
Foreign exchange loss (gain)	14,210	37,917	(10,442)
Legal, accounting and audit	121,953	97,729	212,221
Management fees	30,000	61,250	228,150
Office and administration	113,262	82,514	107,508
Salaries and benefits	917,301	243,183	414,242
Shareholder communications	174,766	67,904	207,052
Travel and conferences	78,538	13,538	14,379
	1,450,182	604,419	1,171,347
Project closure costs (recovery)	—	(6,755)	44,496
Property investigations	142,803	107,578	241,795
Write-down of mineral property interests	290,619	4,890	1,267,927
Loss on disposal of equipment	1,150	—	—
(Gain) loss on sale of marketable securities and investments	(2,494,700)	—	54,950
Write-down of investments	40,464	—	—
Gain on sale of subsidiary	—	—	(100,935)
Interest income	(48,208)	(27,397)	(102,767)
Earnings (loss) for the year	617,690	(682,735)	(2,576,813)
Earnings (loss) per share – basic	$ 0.03	$ (0.05)	$ (0.21)
Earnings (loss) per share – fully diluted	$ 0.03	$ (0.05)	$ (0.21)
Weighted average number of common shares outstanding – basic	17,846,346	13,391,054	12,441,963
Weighted average number of common shares outstanding – fully diluted	19,821,310	13,391,054	12,441,963

1.4 Results of Operations

ValGold had a loss of $518,857, or loss per share of $0.03 in fiscal 2005, compared to earnings of $1,746,012, or earnings per share of $0.11 in fiscal 2004.

	Three months ended January 31, 2005	Three months ended January 31, 2004	Six months ended January 31, 2005	Six months ended January 31, 2004
Expenses (Recoveries)				
Amortization	$ 228	$ 1,150	$ 384	$ 1,222
Foreign exchange loss (gain)	(720)	(99)	15,534	13,180
Legal, accounting and audit	4,295	57,751	18,442	67,698
Management fees (Item 1)	7,500	7,500	45,000	15,000
Office and administration	15,450	26,702	34,876	54,379
Salaries and benefits	47,737	446,404	133,812	519,176
Shareholder communications	77,520	56,498	124,395	86,096
Travel and conferences	26,239	1,667	45,098	166
	178,249	597,573	417,541	758,418
Property investigations	8,730	265	45,574	10,081
Write-down of mineral property interests	48,994	—	84,339	3
(Gain) loss on sale of marketable securities and investments	—	(1,295,600)	—	(2,494,700)
Interest income	(14,922)	(14,039)	(28,597)	(19,814)
Earnings (loss) for the period	$ (221,051)	$ 711,801	$ (518,857)	$ 1,746,012

ValGold is exploring in China so there are foreign exchange risks associated with exploration in foreign jurisdictions. Foreign exchange losses increased from $13,180 in fiscal 2004 to $15,534 in fiscal 2005. The United States dollar compared to the Canadian dollar has been volatile. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit expenses decreased from $67,698 in fiscal 2004 to $18,442 in fiscal 2005. Foreign property agreements and foreign legal and accounting costs were incurred in fiscal 2004, with no comparative expense in fiscal 2005. Canadian legal, accounting and audit fees will likely be higher throughout the current fiscal year due to the increased regulatory reporting requirements.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. In the six months ended October 31, 2004, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment.

Commencing August 2004 management fees of $2,500 per month are now paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company.

Office and administration costs decreased from $54,379 in fiscal 2004 to $34,876 in fiscal 2005. The office and administration costs include for rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased from $519,176 in fiscal 2004 to $133,812 in fiscal 2005. In fiscal 2004, there is $385,280 in stock-based compensation included in salaries and benefits compared to $9,541 in fiscal 2005.

Shareholder communications have increased from $86,096 in fiscal 2004 to $124,395 in fiscal 2005. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $15,442 in fiscal 2005. In fiscal 2004, we utilized the services of two investor relations' consultants, with fees totalling $40,868. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $1,667 in fiscal 2004 to $15,442 in fiscal 2005. These costs increased primarily due to attendance at a trade show in London, England in September 2004.

Property investigation costs have increased from $10,081 in fiscal 2004 to $45,574 in fiscal 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

During fiscal 2004, the Company sold 2,000,000 common shares of Northern Orion for a gain on sale of $2,494,700 with no comparative gain in fiscal 2005. Interest income of $19,814 in fiscal 2004 compares to $28,597 in fiscal 2005 due to interest rate increases and higher cash balances held in fiscal 2005 to date.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of both property acquisition and exploration costs on a project-by-project basis, and of corporate expenses.

	Tower Moun-tain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Other Properties Canada	Hunter Mine, Ontario	General and adminis-trative expenses (Note 1)
Fiscal 2003							
Third Quarter	128,187	—	51,613	—	—	—	194,147
Fourth Quarter	85,368	—	2,845	7,698	2,917	3,698	192,411
Fiscal 2004							
First Quarter	29,557	45,192	4,908	73,144	—	15,950	170,664
Second Quarter	156,235	106,362	21,205	4,297	—	8,949	597,838
Third Quarter	312,469	114,079	342,674	(18,646)	—	28,838	320,169
Fourth Quarter	390,804	32,500	18,193	(15,860)	639	355,027	402,729
Fiscal 2005							
First Quarter	106,114	158,951	(18,152)	39,902	—	103,414	239,292
Second Quarter	442,229	59,168	(315)	3,104	—	8,787	178,249

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	Gain (loss) on investments and interest	Mineral property write-downs (recoveries)	Property investigation costs	Stock-based compensation
Fiscal 2003						
Third Quarter	(193,290)	(0.01)	5,585	4,728	14,212	—
Fourth Quarter	(179,658)	(0.01)	6,160	(6,593)	36,271	—
Fiscal 2004						
First Quarter	1,024,395	0.06	1,204,874	3	9,816	2,534
Second Quarter	711,801	0.03	1,309,639	—	265	416,625
Third Quarter	(310,083)	(0.01)	(30,378)	—	63,640	18,121
Fourth Quarter	(808,423)	(0.04)	18,308	290,616	69,082	217,116
Fiscal 2005						
First Quarter	(297,806)	(0.02)	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	14,922	48,994	8,730	13,935

Three Months Ended January 31, 2005 Compared to Three Months Ended January 31, 2004

ValGold is exploring in China so there are foreign exchange risks associated with exploration in foreign jurisdictions. Foreign exchange losses increased from a small gain of $99 in Q2 2004 to a gain of $720 in Q2 2005. The United States dollar compared to the Canadian dollar has been volatile. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit expenses decreased from $57,751 in Q2 2004 to $4,285 in Q2 2005. Foreign property agreements and foreign legal and accounting costs were incurred in Q2 2004, with no comparative expense in Q2 2005. Canadian legal, accounting and audit fees will likely be higher throughout the current fiscal year due to the increased regulatory reporting requirements.

Commencing August 2004 management fees of $2,500 per month are now paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. In Q2 2004, the monthly fee was being paid to Lang Mining Corporation for the services of Frank A. Lang as Chairman of the Company.

Office and administration costs decreased from $26,702 in Q2 2004 to $15,450 in Q2 2005. The office and administration costs include for rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased from $446,404 in Q2 2004 to $47,737 in Q2 2005. In Q2 2005 there is $3,229 in stock-based compensation compared to $385,280 in Q2 2004 that is included in salaries and benefits.

Shareholder communications have increased from $56,498 in Q2 2004 to $77,520 in Q2 2005. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $7,353 in Q2 2005. In Q2 2004, we utilized the services of two investor relations' consultants, with fees totalling $21,029. Shareholder communications also includes all costs associated with timely disclosure of information, including news dissemination services.

Travel and conference expenses have increased from $1,667 in Q2 2004 to $26,239 in Q2 2005. More

conferences were attended in Q2 2005 than in Q2 2004, accounting for a substantial portion of the increase.

Property investigation costs have increased from $265 in Q2 2004 to $8,730 in Q2 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

During Q2 2004, the Company sold 1,000,000 common shares of Northern Orion for a gain on sale of $1,295,600 with no comparative gain in Q2 2005. Interest income is higher in Q2 2005 due to interest rate increases and higher cash balances throughout Q2 2005.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At January 31, 2005, ValGold's working capital, defined as current assets less current liabilities, was $2,429,995, compared with working capital of $3,223,302 at July 31, 2004.

Investing Activities

As at January 31, 2005, ValGold has capitalized $3,083,430 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China. During the six months ended January 31, 2005 ("fiscal 2005"), ValGold expended $903,202 on the acquisition and exploration of its mineral property interests compared to $465,799 in the six months ended January 31, 2004 ("fiscal 2004"). Expenditures in fiscal 2005 included $548,343 on acquisition and exploration of the Tower Mountain property, $218,119 on the acquisition and exploration of the China properties, $112,201 on the acquisition and exploration of the Hunter Mine in Ontario, a recovery of $18,467 on the Manitoba properties, and expenditures of $43,006 on the acquisition and exploration of the Horseshoe Properties in British Columbia.

Acquisitions and Exploration Programs

Subsequent to January 31, 2005, ValGold entered into two option agreements on mineral properties located in Ontario, Canada.

Under the terms of the first option agreement, ValGold has the option to earn an initial 60% interest in the Roy-Can property by making payments to the optionor of $220,000 and 200,000 common shares over four years, and expending $2,500,000 on exploration of the property prior to December 31, 2008. Upon vesting of the 60% initial interest as set out above, ValGold and the optionor may enter into a 60:40 joint venture for the further exploration and development of the property. ValGold is entitled to be operator of the joint venture so long as its interest remains greater than 50%. Alternatively, ValGold may acquire an additional 30% interest in the property to a total of 90% by completing a bankable feasibility study for the property by December 31, 2010. Upon delivery of the feasibility study, the joint venture interest for the property would be adjusted to 90:10 reflecting the increase in ValGold's interest. If the optionor elects not to participate in the post-bankable feasibility study joint venture, its interest would be converted into a 2% Net Smelter Royalty ("NSR") that may be reduced to a 1% NSR by payment to the optionor of

$1,000,000 prior to the commencement of commercial production.

Under the terms of the second option agreement, ValGold may earn an initial 60% interest in the Q-9 property by making cash payments totalling $75,000 and issuing 200,000 common shares to the optionor over a 48-month period from the date of regulatory approval. In addition, ValGold must also incur exploration expenses of $500,000 prior to December 31, 2008. Upon the vesting of the 60% interest as set out above, ValGold and the optionor may enter into a 60:40 joint venture for the further exploration and development of the property. ValGold shall be entitled to be operator of the joint venture so long as its interest remains greater than 50%. Alternatively, ValGold may acquire an additional 30% for a total of 90% interest in the property by agreeing to complete a feasibility study by December 31, 2010. If the optionor elects not to participate in the post-bankable feasibility study joint venture, its interests shall be converted into a 2% NSR that ValGold may reduce to a 1% NSR by a payment of $2,000,000 to the optionor.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds as an investment, 883,333 shares of Northern Orion, with a market value at January 31, 2005, of $3,321,332. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Manhattan Minerals Corp. at a total book value of $173,400. The market value of these shares at January 31, 2005, is $390,325.

During the six months ended January 31, 2005, two non-brokered flow-through private placements for the issuance of 1,350,555 common shares were completed at a price of $0.36 per common share, for proceeds of $486,200.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

	Six months ended January 31,	
Services provided by:	**2005**	**2004**
Lang Mining Corporation, management fee (a)	$ 30,000	$ 15,000
LMC Management Services Ltd. (b)	157,991	199,294
Glencoe Management Ltd. (c)	15,000	—
Legal fees (d)	13,788	8,916

Balances receivable from (payable to) (e):	**January 31, 2005**	**July 31, 2004**
LMC Management Services Ltd. (b)	145,190	92,994
Total balances receivable	145,190	92,994
Directors' fees	(1,677)	(2,400)
Glencoe Management Ltd. (c)	(2,675)	—
Legal fees (d)	—	(3,203)
Total balances payable	$ (4,352)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank A. Lang as Chairman

of the Company. In the three months ended October 31, 2004, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 5).

(c) Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd., for the services of the Chairman.

(d) Legal fees were accrued as owing to a law firm of which a director is a partner.

(e) Balances receivable from related parties are non-interest bearing and due on demand (See Note 8(a)).

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at January 31, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD& A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 28, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at March 28, 2005

Authorized Capital

100,000,000 common shares without par value.

Issued and Outstanding Capital

21,023,281 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,460,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 20, 2012
965,000	0.64	November 14, 2013
10,000	0.64	July 30, 2005
100,000	0.64	January 19, 2014
1,000,000	0.36	July 27, 2009
4,255,000		

Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
418,300	0.70	December 18, 2005
2,029,200	0.40	October 8, 2005
2,447,500		

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 31, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 31, 2005

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer